PRICER

PRESS RELEASE

from Pricer AB (publ) November 10th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 16:00 hrs CEST on Monday November 10th, 2008.

Pricer receives order to deliver next 50 stores in South Africa

After successful pilots with the leading chains and 50 supermarkets installed to date with Pricer ESL, an agreement has been signed with Skydirect Pricer's partner in South Africa, securing delivery of Electronic Shelf Labels (ESL) and infrastructure during 2009. Total value of this agreement exceeds 20 MSEK. "South African retailers lead grocery retailing in Africa and the Middle East", says Charles Jackson, CEO at Pricer, "and represent a significant market for Pricer over the next years. We have the ambition to continue to invest in the development of these key retail markets where retailers are able to react to pricing."

"South Africa is the largest retail market in the Middle East and Africa grocery markets (MEA), and in short, as with the rest of the world, pricing is a key issue", says Hendrik Bredenkamp, CEO at Skydirect. "Some are even saying that ESL is the best solution they have seen since the invention of Bar Code scanners"

"Since our partnership with Skydirect two years ago, we have seen a steady interest in ESL," says Niclas Qvist, Area Sales Manager at Pricer, "particularly in recent months, so we see this order as a starting point for 2009."

About Skydirect:
Skydirect (PTY) LTD, based in Johannesburg, South Africa, part of the XON company, offers Pricer ESL as a complete end-to-end solution for its retail customers across the continent. Among Skydirect's customers is SPAR Group Ltd, with nearly 800 supermarkets in South-Africa, and Metcash, with 14 Trade Centers and 178 Cash and Carry stores.

[redacted]

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,100 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRiCER

PRESS RELEASE

from Pricer AB (publ) November 4th, 2008

Pricer secures new Danish roll out of 75 pharmacies

A second large chain of pharmacies in Denmark, Ditapotek, has signed an agreement to equip their member stores with Pricer electronic shelf labels (ESL). In total 75 pharmacies will be implemented during the first quarter of 2009 and supported by Pricer's local partner NNIT. The contract is valued for approximately 10 MSEK.

"In choosing the Pricer system," says Niclas Qvist, Nordic Area Sales Manager, "Ditapotek secures its investment in ESL. At this stage, the stores have chosen Pricer's segment based ESLs, with the option to upgrade their ESL to the new generation DotMatrix pixel based displays."

About NNIT
NNIT A/S is one of Denmark's leading consultancies in IT development, implementation and operations. For more information on NNIT, visit www.nnit.com

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,100 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRiCER

PRESS RELEASE

from Pricer AB (publ) October 14th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 10:00, hrs CEST on Tuesday October 14th, 2008.

Appointment of the Nomination Committee

In accordance with the decision at the Annual General Meeting on April 1, 2008 Pricer's board chairman Akbar Seddigh has during September contacted the company's largest shareholders to form a Nomination Committee. Subsequently, the shareholders agreeing to participate in the work of the Nomination Committee each nominated a representative.

The shareholders and representatives comprising the Nomination Committee, in addition to the chairman of the board Akbar Seddigh, are:

Salvatore Grimaldi, SAGRI Development AB
Teodore Jeansson, private and through company
David Goldschmidt, Brightman Almagor Friedman Trustees
John Örtengren, Aktiespararna (The Swedish Shareholders' Association)

Combined, per September 30, 2008, these shareholders represented over 27 percent of the votes in Pricer AB.

The Nomination Committee will form a proposal to the Board of Directors and prepare other matters prior to the Annual General Meeting planned for April 2009. The Committee's assignment remains effective until a new Nomination Committee is appointed.

Shareholders wishing to submit proposals to Pricer's Nomination Committee can contact the Nomination Committee by e-mail at ir@pricer.com or by letter to: Pricer AB, Attention: Valberedningen, Bergkällavägen 20-22, S-192 79 Sollentuna, Sweden.

For further information, please contact:
Harald Bauer, CFO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,000 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) September 16th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 4 p.m. on Tuesday September 16th, 2008.

Pricer receives first multi store order from leading DIY chain

Praktiker Hungary has signed an agreement with Pricer's partner Szintezis for an initial roll out of the Pricer ESL system in 5 of its 17 stores in Hungary. The installations are to be completed by Q2 2009. The estimated value of the order to Pricer is 6 MSEK.

Following a successful ESL pilot in Praktiker Budapest with both segment and pixel based ESLs, Praktiker, the fourth largest Do-It-Yourself ("DIY") & Home Improvement retailer in Europe, placed two consecutive orders to immediately deploy the Pricer ESL solution and confirming their selection of Pricer as their exclusive ESL supplier for the coming stores.

"Our policy is to support our customers with IT solutions that give direct benefit to them and with ESL we can make sure that the prices are always correct," says Dr. Sandor Onody, Finance Director, Praktiker. "We installed the first store with ESL about one year ago and are now prepared to take this to the next stage."

Praktiker has 427 stores in 9 countries of which Hungary is earmarked as the first phase for ESL deployment.

"We are very excited about opening up this new market segment through a Tier One retailer," says Charles Jackson, CEO, Pricer. "The food retailers were the first to realize the ROI & business advantages of ESL, but when a leading DIY retailer such as Praktiker comes to similar conclusions our market potential increases significantly."

"Praktiker's order is the outcome of the excellent support they received from Szintezis, our partner in Hungary," says Oron Branitzky, Vice President Sales, Pricer. "This, coupled with our ability to provide a scalable solution supporting low cost and graphic displays in the same store, was the equation for success."

About Praktiker: Praktiker, (FWB: PRAG) based in Kirkel, Saarland, Germany, is the fourth largest DIY retailer in Europe. It opened its first store in 1978 and maintains today 427 stores under two brands (Praktiker and Max Bahr) in nine European countries. The Group's operations are located in Germany, Luxembourg, Hungary, Greece, Bulgaria, Romania, Turkey, Poland and Ukraine.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,000 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRiCER

PRESS RELEASE

from Pricer AB (publ) August 4th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 1:45 p.m. on Monday August 4th, 2008.

62 Franprix supermarkets in France for Pricer and Toshiba

A second grouping of Franprix supermarkets have chosen Pricer and Toshiba for the deployment of electronic shelf label (ESL) solutions, system integration and support services.

Franprix, a French supermarket chain, has ordered 62 stores to be deployed with Pricer ESL before year end 2008. The contract is valued at approximately 20 MSEK and will be implemented by Pricer's partner Toshiba Tec starting mid September.

Figeac, the holding company, selected the Pricer ESL solution and the implementation services and support of Toshiba Tec. Pricer's ESL system has previously been installed in over 100 Franprix supermarkets since late 2005 by Toshiba.

"We are very proud to see the continuity in this format" says Charles Jackson, CEO at Pricer. "Toshiba has been able to clearly demonstrate the superiority of our wireless display platform and ESL solution for the supermarket format, both in France as well as in other European markets."

Figeac is an independent company operating 75 supermarkets under the banner Franprix. The supermarkets average size is 800 m^2 and they are located in the Paris region. There are over 600 supermarkets under the Franprix banner in France.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,000 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER
Setting the ESL Standard

Interim Report
January - September 2008

Order intake increased in third quarter

- Order entry Jan - Sep amounted to SEK 308 M (351). Order entry during third quarter amounted to SEK 135 M exceeding quarterly average year to date by 56 percent
- Net sales for Jan - Sep amounted to SEK 279.3 M (298.9). Sales amounted to SEK 413 M (413) on an annual moving basis
- Gross margin improved to 39 (29) percent due to improved market mix of sales and reduced unit costs, partly through favourable currency rates
- Operating result for Jan - Sep of SEK 33.6 M (-14.7) and operating margin of 12 percent
- Result after tax of SEK 32.0 M (-20.3) and result per share of SEK 0.03 (-0.01)
- Liquid funds of SEK 89.9 M (73.8)

- Pricer selected as ESL supplier for Casino's integrated chains
- Pricer received first multi store order from leading Do-It-Yourself-chain

Subsequent events

- Pricer secures new Danish roll out of 75 pharmacies
- Pricer receives order to deliver next 50 stores in South Africa
- Pricer has agreed to redeem SEK 30 M of the convertible loan in November, in advance of expiry



Comments from the CEO

"Our quarter results show strong demand continuing in key European markets as retailers increase their focus on price conscious shoppers. This allows us to be confident in reaching sales in line with last year. We also expect the economics of standard ESL solutions to come back to the forefront in the short to midterm in Japan as retailers face the same urgencies as Europeans."

Charles Jackson, CEO Pricer AB

Net sales and result

Order entry amounted to SEK 308 M (351) year to date and in the third quarter to SEK 135 M (115). Order intake has increased considerably in the third quarter as compared to the first and second quarter in the year. At the end of September order back log amounted to approximately SEK 106 M (126).

Net sales, mainly to customers in Germany, Japan and France, amounted to SEK 279.3 M (298.9) during the year, equivalent of a decrease of 7 percent. During the third quarter net sales amounted to SEK 88.7 M (131.9), the decline primarily explained by a downturn in the Japanese market as a shift in technology is underway changing the business model. Pricer installed 167 new stores in the quarter not including the continued Metro migration of its German Cash & Carry-chain.

Gross profit increased to SEK 107.8 M (87.0) and the gross margin improved to 39 (29) percent for the nine months. During the third quarter gross profit amounted to SEK 35.9 M (40.3) and the gross margin to 41 (31) percent which is yet another record high in the history of Pricer. The stronger gross margin continues mainly to be attributable to an improved market mix of sales and reduced unit costs but also to the weak US-dollar, especially in the early part of the year, as all purchases are made in this currency.

Other operating income of SEK 6.2 M in the first quarter was the second payment from the license agreement with Ishida. This agreement was signed in 2007 for develop-ment, marketing and sales of wireless graphic display labels mainly for the Japanese market. Pricer will also receive volume-based royalties for these products, now expected during 2009.

Operating expenses decreased to SEK 80.4 M (116.0) for the nine months and SEK 24.7 M (41.4) for the third quarter. 2007 was, however, affected by provisions for severance from the restructuring program in that year and, effects from the reduced headcounts are appearing in 2008. Operating expenses in the third quarter have been reduced with SEK 0.5 M through recognized intangible assets from product development accounted for as investments.

The operating result amounted to SEK 33.6 M (-14.7) for the nine months which is an improvement of SEK 48.3 M. Operating margin thereby amounted to 12 percent. During the third quarter operating result amounted to SEK 11.2 M (-0.8) and operating margin to 13 percent.

Net financial items amounted to SEK -3.3 M (-7.2) for the nine months and consisted of negative currency effects from revaluations of cash positions and loans to subsidiaries in foreign currencies and interest expense on convertible debentures. In the third quarter it amounted to SEK 5.8 M (-5.1) and consisted of positive currency effects due to the strengthening of foreign currencies and interest expenses.

The net result was SEK 32.0 M (-20.3) for the nine months and SEK 17.6 M (-5.4) for the quarter.

Gross margin, %



Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08
45
40
35
30
25
20
15
10
5
0
Quarter
Moving 4 quarters

Order entry, SEK M



600
500
400
300
200
100
0
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08
Quarter
Moving 4 quarters

Net Sales, SEK M



600
500
400
300
200
100
0
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08
Quarter
Moving 4 quarters

Market development

During the third quarter, overall sales fell short of last year. The decline was in great part due to Japan (-80 percent) while sales were mostly even in Europe and the rest of the world.

New store installations for the quarter stood at 167 with indirect sales accounting for 141 stores. The 4,000 mark of installed stores was passed and now stands at 4,166.

Pressure on price remains moderate globally however French market remains the exception where pressure is expected to continue for the short to mid-term.

While certain retailers are visibly delaying decisions on new investments, the tough retail environment has not seriously affected sales into established accounts or markets.

Europe

European year to date sales stand at SEK 226 M (187), a 20 percent increase. Pricer continues to gain key contracts with leading retailers. French independent sales have seen an important increase of 45 percent over the last year. Continued growth in new markets was registered in Italy and Spain.

112 stores were installed in Europe during the third quarter representing 84 percent of revenues. Pilot activity continues to increase significantly as price competition and product commoditization as well as labour issues rise to the forefront of retail concerns. Several key wins were made.

Pricer was selected as the sole supplier for the Casino group to provide ESL solutions, system integration and support services over the next two years. A first wave of new orders was received for 25 supermarkets to be installed in the 4th quarter. Casino is amongst the largest retailers in Europe and a leader in store automation and one of the earliest to deploy ESL. Since 2002, over 6,500,000 ESLs have been implemented in Casino stores across 110 hypermarkets and 300 supermarkets. As the first installations are due for renewal, Casino will begin modernizing and upgrading existing installations as well as extending ESL into new store areas and new stores within the group.

A leading Do-It-Yourself chain, Praktiker, has selected Pricer for its multi store ESL implementation. The first stores have been installed. Pricer has been retained by several European DIY chains for ESL evaluation. A leading French retailer has chosen the Pricer solution for first deployment and negotiations are ongoing for a complete roll out. Eroski, a leading Spanish retailer, has placed further orders for new store installations. A second large chain of pharmacies in Denmark, Ditapotek, following an earlier agreement with Apotekeren for 47 pharmacies, signed an agreement to equip 75 member stores during the first quarter of 2009 valued at approximately SEK 10 M.

Pricer has further developed sales of DotMatrix™ graphic ESLs into established accounts. Pricer has received orders from three E. Leclerc hypermarkets in the E. Leclerc Lecasud region to modernize their ESL systems. The hypermarkets will install a total of 90,000 Pricer DotMatrix™ graphic ESLs using electronic paper display technology, also referred to as a bi-stable display technology. Several trials have been installed or are planned with leading retailers, such as Aldeasa, one of Europe's largest duty free chains, using electronic paper display technology.

Asia and other markets

Revenue in the first nine months amounted to 42 percent of revenue in the same period of the previous year. Overall sales in Japan declined during the reporting period due to new display technologies continuing to gain interest and the "wait and see" environment that this has created. Several leading technology companies have announced their developments in the field. However, Pricer has a unique position as both market leader and of supporting both segment based and pixel based displays under one and the same platform. New pilot programs were initiated in Oceana with leading retailers. After successful pilots with the leading chains and 50 supermarkets installed with Pricer ESL, an agreement was signed with Skydirect, Pricer's partner in South Africa worth in excess SEK 20 M.

America

Although the retail outlook at this point is very weak, a leading retailer has recently installed a four store pilot program with Pricer. Several store solution integration opportunities are being evaluated to seek further channel penetration leveraging DotMatrix™ solutions.

SEK M	Jul - Sep 2008	Jul - Sep 2007	Jan – Sep 2008	Jan – Sep 2007
Net sales	88.7	131.9	279.3	298.9
Cost of goods sold	-52.8	-91.6	-171.5	-211.9
Gross profit	35.9	40.3	107.8	87.0
Gross margin, %	41	31	39	29
Other operating items	-	-	6.2	14.3
Expenses	-24.7	-41.4	-80.4	-116.0
Operating result	**11.2**	**-0.8**	**33.6**	**-14.7**
Operating margin %	13	neg.	12	neg.


Operating Results, SEK M
75
50
25
0
-25
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08
50
25
0
-25
Quarter
Moving 4 quarters

Financial position

Cash flow from operating activities amounted to SEK -11.4 M (-6.9) for the nine months. Cash flow has been negatively affected by increased inventory levels (from low levels) and increased receivables due to the relative increase of sales to customers in Europe. Also reduced current liabilities have affected cash flow negatively as provisions for severance and product issues relating to the restructuring program from 2007 have been paid. Cash flow from operating activities during the third quarter amounted to SEK 13.1 M (-5.9). Working capital amounted to SEK 120.8 M (96.1) at the end of the quarter. The increase of net SEK 3.1 M from end of June is primarily explained by increased inventories in the form of goods in transit partly offset by supplier credits. Liquid funds at the end of September amounted to SEK 89.9 M (73.8).

Pricer issued convertible debentures of SEK 74.9 M in April 2007. The duration of the debentures is two years until April 19, 2009 with approximately 10 percent annual interest (6 months STIBOR + 4.5 percent). The loans can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans.

Pricer has agreed with the debenture holders to redeem SEK 30 M of the loan already in November, before expiry, in order to reduce interest expense.

Capital expenditure

Investments in fixed assets were low in the period. Total net capital expenditure amounted to SEK 0.4 M (-5.0) for the nine months and to SEK 0.4 M (0.4) for the quarter. As from the third quarter investments include recognized intangible assets from product development of SEK 0.5 M in accordance with IAS 38.

Personnel

The average number of employees during the nine months was 71 (98) and during the quarter 69 (93). The number of employees at the end of September was 69 (93).


Number of Employees
140
120
100
80
60
40
20
0
Q 3 '07
Q 4 '07
Q 1 '08
Q 2 '08
Q 3 '08

Parent company

The parent company had net sales of SEK 246.3 M (226.6) and result before tax was SEK 31.7 M (4.1) for the nine months. Capital expenditures were SEK 1.1 M (1.1). The company had liquid funds of SEK 78.6 M (61.0) at the end of September.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the annual report.

Related party transaction

Pricer has agreed to redeem SEK 30 M of a loan to lenders who also are shareholders of Pricer. Other than that there have been no significant transactions with related parties which have a material impact on the financial standing and results of Pricer.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report. For the parent company Pricer follows the Swedish Annual Accounts Act (1995:1554) and RFR 2.1.

Subsequent events

A second large chain of pharmacies in Denmark, Ditapotek, signed in November an agreement to equip their member stores with Pricer (ESL). In total 75 pharmacies will be implemented during the first quarter of 2009 and the contract is valued at approximately SEK 10 M.

After successful pilots with the leading chains and 50 supermarkets installed with Pricer ESL, an agreement was signed with Skydirect, Pricer's partner in South Africa worth at least SEK 20 M.

Pricer has agreed with the debenture holders to redeem SEK 30 M of the loan already in November, before expiry, in order to reduce the interest expense.

Outlook

The fourth quarter 2008 is expected to show increased revenue and results as compared to the third quarter.

Appointment of the Nomination Committee and Annual General Meeting

A Nomination Committee has been appointed representing the major shareholders which will prepare and form a proposal for matters at the Annual General Meeting. The AGM is planned for April 15, 2009 at 3 pm at Scandic Infra City, Upplands Väsby. The last day to request items to be addressed at the AGM is March 9.

Next reporting date

The year-end report for January - December 2008 will be published on February 12, 2009.

Sollentuna, November 12, 2008
Pricer AB (publ)

Charles Jackson
CEO

This report has not been subject to review by the auditor.
(The interim report is a translation of the Swedish original only for convenience)

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January-September 2008 in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 10.30 hrs CEST on Wednesday November 12, 2008.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2008	Q 3 2007	9 month 2008	9 month 2007	Full year 2007
Net sales	**88.7**	**131.9**	**279.3**	**298.9**	**432.3**
Cost of goods sold	-52.8	-91.6	-171.5	-211.9	-300.3
Gross profit	**35.9**	**40.3**	**107.8**	**87.0**	**132.0**
Other operating items, net	-	0.3	6.2	14.3	20.6
Selling and administrative expenses	-20.7	-34.4	-65.6	-90.2	-114.7
Research and development expenses	-4.0	-7.0	-14.8	-25.8	-31.9
Operating result	**11.2**	**-0.8**	**33.6**	**-14.7**	**6.0**
Net financial items	5.8	-5.1	-3.3	-7.2	-7.2
Result before tax	**17.0**	**-5.9**	**30.3**	**-21.9**	**-1.2**
Taxes	0.6	0.5	1.7	1.6	2.2
Net result for the period	**17.6**	**-5.4**	**32.0**	**-20.3**	**1.0**
Attributable to:					
Equity holders of the Parent Company	17.6	-5.4	32.0	-20.4	1.1
Minority interest	0.0	0.0	0.0	0.1	-0.1
Net result for the period	**17.6**	**-5.4**	**32.0**	**-20.3**	**1.0**

EARNINGS PER SHARE, NUMBER OF SHARES

	Q 3 2008	Q 3 2007	9 month 2008	9 month 2007	Full year 2007
Earnings per share before dilution, SEK	0.02	-0.01	0.03	-0.01	0.00
Earnings per share after dilution, SEK	0.02	0.00	0.03	-0.01	0.00
Number of shares, millions	1,016	1,016	1,016	1,016	1,016
Number of shares after dilution, millions	1,173	1,153	1,166	1,084	1,101

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 3 2008	Q 3 2007	9 month 2008	9 month 2007	Full year 2007
Nordic Countries	4.7	6.2	16.1	15.8	23.6
Rest of Europe	69.3	64.5	210.1	171.9	250.1
Asia	11.7	54.8	41.9	101.1	142.5
Rest of the world	3.0	2.9	11.2	6.6	16.1
Total net sales	**88.7**	**128.4**	**279.3**	**295.4**	**432.3**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2008-09-30	2007-09-30	2007-12-31
Intangible fixed assets	259.0	267.9	265.8
Tangible fixed assets	3.8	6.5	5.6
Financial assets	0.0	0.2	0.1
Total fixed assets	**262.8**	**274.6**	**271.5**
Inventories	71.7	41.6	28.8
Other receivables	148.0	133.7	132.1
Cash and cash equivalents	89.8	73.8	100.1
Total current assets	**309.5**	**249.1**	**261.0**
TOTAL ASSETS	**572.3**	**523.7**	**532.5**
Shareholders' equity	390.2	339.8	356.4
Equity, minority interest	0.1	-0.2	0.1
Total equity	**390.3**	**339.6**	**356.5**
Long-term liabilities	82.4	87.8	80.9
Short-term liabilities	99.6	96.3	95.1
Total liabilities	**182.0**	**184.1**	**176.0**
TOTAL EQUITY AND LIABILITIES	**572.3**	**523.7**	**532.5**
Pledged assets	125.8	316.4	310.9
Contingent liabilities	1.2	1.2	1.2
Shareholders' equity per share, SEK	0.38	0.33	0.35
Shareholders' equity, SEK, after dilution	0.42	0.37	0.39

CHANGE IN EQUITY

Amounts in SEK M	9 month 2008	9 month 2007	Full year 2007
Equity at start of period	**356.5**	**353.2**	**353.2**
Translation difference	0.2	0.2	-5.0
Issued employee options	1.6	2.2	2.8
Additional interest on convertible	-	4.5	4.5
Net result for the period	32.0	-20.3	1.0
Equity at end of period	**390.3**	**339.8**	**356.5**
Attributable to:			
- Equity holders of the Parent Company	390.2	339.8	356.4
- Minority interest	0.1	-0.2	0.1
Total	**390.3**	**339.6**	**356.5**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2008	Q 3 2007	9 month 2008	9 month 2007	Full year 2007
Net result after financial items	17.0	-5.9	30.3	-21.8	-1.2
Adjustment for non-cash items	-3.8	2.4	6.8	3.3	12.3
Paid tax	-	0.8	-	0.0	-0.1
Change in working capital	-0.1	-3.2	-48.5	11.6	19.4
Cash flow from operating activities	**13.1**	**-5.9**	**-11.4**	**-6.9**	**30.4**
Cash flow from investing activities	**-0.4**	**-0.4**	**-0.4**	**5.0**	**4.9**
Cash flow from financing activities	**0.0**	**27.3**	**0.0**	**43.0**	**34.3**
Cash flow for the period	**12.7**	**21.0**	**-11.8**	**41.1**	**69.6**
Cash and cash equivalents at start of period	73.6	52.5	100.1	31.5	31.5
Exchange rate difference in cash and cash equivalents	3.5	0.3	1.5	1.1	-1.0
Cash and cash equivalents at end of period [1]	**89.8**	**73.8**	**89.8**	**73.7**	**100.1**
Unutilised bank overdraft facilities	-	-	-	-	-
Disposable funds at end of period	**89.8**	**73.8**	**89.8**	**73.7**	**100.1**
[1] Whereof blocked accounts	0.2	0.2	0.2	0.2	1.2

KEY RATIOS, GROUP

Amounts in SEK M	Q 3 2008	Q 2 2008	Q 1 2008	Q 4 2007	Q 3 2007
Order entry	135.0	74.5	98.1	89.3	115.0
Order entry - moving 4 quarters	396.9	376.9	447.7	440.7	421.9
Net sales	88.7	115.2	75.4	133.4	131.9
Net sales - moving 4 quarters	412.7	455.9	443.6	432.3	412.6
Operating result	11.2	16.2	6.2	20.7	-0.8
Operating result - moving 4 quarters	54.3	42.3	15.4	6.0	-22.9
Result for the period	17.6	14.6	-0.2	21.3	-5.4
Cash flow from operating activities	13.1	-17.0	-7.5	37.3	-5.9
Cash flow from op.activities - moving 4 quarters	25.9	6.9	18.3	30.4	-10.4
Number of employees, end of period	69	68	70	83	93
Equity ratio	68%	71%	68%	67%	65%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	9 month 2008	9 month 2007	Full year 2007
Net sales	**246.3**	**226.6**	**326.6**
Cost of goods sold	-180.2	-171.2	-241.2
Gross profit	**66.1**	55.4	**85.4**
Other operating income	6.1	14.0	17.9
Selling and administrative expenses	-25.3	-47.7	-58.1
Research and development expenses	-13.3	-15.9	-20.4
Operating result	**33.6**	**5.8**	**24.8**
Result from participations in group companies	0.0	0.0	5.9
Net financial items	-1.9	-1.7	-0.5
Result before tax	**31.7**	**4.1**	**30.2**
Tax on result for the period	-	-	-
Net result for the period	**31.7**	**4.1**	**30.2**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	2008-09-30	2007-09-30	2007-12-31
Intangible fixed assets	1.1	2.8	2.2
Tangible fixed assets	2.4	4.5	3.8
Financial assets	381.8	346.5	354.3
Total fixed assets	**385.3**	**353.8**	**360.3**
Inventories	48.2	26.6	22.0
Current receivables	74.2	60.8	61.0
Cash and cash equivalents	78.6	61.0	91.3
Total current assets	**201.0**	**148.4**	**174.3**
TOTAL ASSETS	**586.3**	**502.2**	**534.6**
Shareholders' equity	428.9	370.8	397.2
Total equity	**428.9**	**370.8**	**397.2**
Long-term liabilities	89.4	84.4	72.9
Current liabilities	68.0	47.0	64.5
Total liabilities	**157.4**	**131.4**	**137.4**
TOTAL EQUITY AND LIABILITIES	**586.3**	**502.2**	**534.6**
Pledged assets	131.9	301.7	131.9
Contingent liabilities	0.2	0.2	0.2

Enclosure
Glossary

Bi-stable:
A technology that can retain a pixel-based image without power. The crystals in the display exist in one of two stable orientations (black and "white") and power is only required to change the image. A major benefit of this technology is to allow pixel display with the same very low energy consumption as segment-based display.

Cash &Carry:
In retail industry, stores that are specialized in self-service for goods in large quantities (bulk).

DotMatrix™:
Pricer's range of bi-stable pixel based displays.

Electronic paper:
Also called e-paper, is a bi-stable display technology designed to mimic the appearance of ordinary ink on paper.

ESL:
Electronic Shelf Labelling for price and product information at the store shelf.

Installation:
A store where Pricer ESL system has been installed. Installations can be "new installations" (first time) or "replacement" or "migration" (ESL and software are upgraded).

Migration:
The replacement of one ESL system (ESL and software) installation to the next generation using the same wireless communication platform.

Pilot:
A store that is designated to test the solution in order to make a decision for deployment.

Segment based:
Digital display technology that uses segments. Segment based technology allows to display only numeric and alphanumeric information. The Pricer Continuum ESLs are segment based displays.

Pixel based:
Digital display technology that uses pixels, the smallest elements of an image. Pixel based technology allows to display all type of graphic information. The Pricer DotMatrix ESLs are pixel based displays.

Platform:
Interface between data creators and users: the Pricer platform communicates with the labels, the wireless communication infrastructure, the store's back-office and different accessories in the store (scanners, printers, etc.).



About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,100 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END

PRICER